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                                                              OMB APPROVAL
                                                   OMB Number:        3235-0145
                        UNITED STATES              Expires:     August 31, 1999
               SECURITIES AND EXCHANGE COMMISSION  Estimated average burden
                   WASHINGTON, D.C. 20549          hours per response.....14.90



                        SCHEDULE 13G

           UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      (AMENDMENT NO. 2)*


                        GalaGen Inc.
-------------------------------------------------------------------------------
                      (Name of Issuer)

           Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
               (Title of Class of Securities)

                         362913 10 5
-------------------------------------------------------------------------------
                       (CUSIP Number)

                      December 31, 1998
-------------------------------------------------------------------------------
   (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

   / / Rule 13d-1(b)

   / / Rule 13d-1(c)

   /X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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--------------------------------------------
CUSIP NO. 362913 10 5                                            13G
--------------------------------------------

---------- ---------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Land O'Lakes, Inc.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
           Not Applicable
                                                                         (b) / /
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Minnesota
----------------------------------------- --------------------------------------
                                   5      SOLE VOTING POWER

                                          1,216,410
                                --------- --------------------------------------
        NUMBER OF                  6      SHARED VOTING POWER
         SHARES
      BENEFICIALLY                        0
        OWNED BY                --------- --------------------------------------
          EACH                     7      SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                           1,216,410
          WITH:                 --------- --------------------------------------
                                   8      SHARED DISPOSITIVE POWER

                                          0
---------- ---------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,216,410
---------- ---------------------------------------------------------------------

    10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           Not Applicable
---------- ---------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           13.9%**
---------- ---------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*

           OO***
---------- ---------------------------------------------------------------------

** Calculated based on 8,701,126 shares outstanding as of December 31, 1998 and Land O'Lakes, Inc.'s right to acquire beneficial ownership of 57,806 shares within 60 days.

***    Cooperative corporation.

                      *SEE INSTRUCTION BEFORE FILLING OUT!

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ITEM 1.
         (a) Name of Issuer

             GalaGen Inc.

         (b) Address of Issuer's Principal Executive Offices

             1275 Red Fox Road
             Arden Hills, Minnesota  55112

ITEM 2.
         (a) Name of Person Filing

             Land O'Lakes, Inc.

         (b) Address of Principal Business Office or, if none, Residence

             4001 Lexington Avenue North
             Arden Hills, Minnesota 55126

         (c) Citizenship

             Not Applicable

         (d) Title of Class of Securities

             Common Stock, $.01 par value

         (e) CUSIP Number

             362913 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Sections 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a) / / Broker or dealer registered under section 15 of the Act.

         (b) / / Bank as defined in section 3(a)(6) of the Act.

         (c) / / Insurance company as defined in section 3(a)(19) of the Act.

         (d) / / Investment company registered under section 8 of the Investment Company Act of 1940.

         (e) / / An investment adviser in accordance with Section
                 240.13d-1(b)(1)(ii)(E).

         (f) / / An employee benefit plan or endowment fund in accordance with
                 Section 240.13d-1(b)(1)(ii)(F).

         (g) / / A parent holding company or control person in accordance with
                 Section 240.13d-1(b)(1)(ii)(G).

         (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

         (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

         (j) / / Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

                 Not Applicable

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ITEM 4.  OWNERSHIP

         (a) Amount Beneficially Owned

             1,216,410

         (b) Percent of Class

             13.9%**

         (c) Number of shares as to which such person has:
              (i) Sole power to vote or to direct the vote

                  1,216,410

             (ii) Shared power to vote or to direct the vote

                      0

            (iii) Sole power to dispose or to direct the disposition of

                  1,216,410

             (iv) Shared power to dispose or to direct the disposition of

                     0

                     See Item 6 for further information regarding the nature of the reporting persons beneficially ownership of certain of the above-referenced shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

         Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         The shares listed in Item 4 under sole power include options to purchase 1,624 shares of Common Stock and warrants to purchase 56,182 shares of Common Stock. The options and warrants are currently fully exercisable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable


--------
** Calculated based on 8,701,126 shares outstanding as of December 31, 1998 and Land O'Lakes, Inc.'s right to acquire beneficial ownership of 57,806 shares within 60 days.

                                 Page 4 of 5

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ITEM 10.  CERTIFICATION

          Not Applicable


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              February 8, 1999
                              -------------------------------------------------
                                                    Date
                              /s/ Ronald O. Ostby
                              -------------------------------------------------
                                                  Signature
                              Ronald O. Ostby, Group Vice President and
                              Chief Financial Officer of Land O'Lakes, Inc.
                              -------------------------------------------------

                                                   Name/Title

          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Section 240.13d-7 for other parties for whom copies are to be sent.

       ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



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